ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
1 October to 11 November 2011

National Grid plc (“NG”)

7th November 2011

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 44,911 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 623.7338 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	20 Ordinary Shares

Andrew Bonfield	20 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,216,380 Ordinary Shares

Andrew Bonfield	498,739 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Wednesday, 2 November 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 7,398 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 2 November 2011 consists of 3,695,423,129 ordinary shares, of which 135,856,846 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,566,283 shares with voting rights.

The figure of 3,559,566,283 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

Tuesday, 1 November 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 31 October 2011 consisted of 3,695,423,129 ordinary shares, of which 135,864,244 had been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,558,885 shares with voting rights.

The figure of 3,559,558,885 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

Monday, 17 October 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 17,017 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 17 October 2011 consists of 3,695,423,129 ordinary shares, of which 135,864,244 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,558,885 shares with voting rights.

The figure of 3,559,558,885 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

11 October 2011

National Grid plc (‘National Grid’ or ‘NG’)

National Grid Electricity Transmission plc

National Grid Gas plc

NGG Finance plc

British Transco International Finance BV

National Grid USA

Publication of Annual Reports and Accounts
-Group Companies With Listed Debt

In June 2011, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s new document viewing facility — the National Storage Mechanism (NSM) — situated at:

www.hemscott.com/nsm.do.

They are also available from the NG website:

www.nationalgrid.com.

We confirm that the Annual Reports in respect of the following NG Group subsidiary companies with listed bonds have been issued to shareholders.

National Grid Electricity Transmission plc

National Grid Gas plc

NGG Finance plc

British Transco International Finance B.V.

National Grid USA

In accordance with Listing Rule 17.3.1, we confirm that copies of the Annual Reports have been submitted to and will shortly be available for public inspection at the NSM situated at:

www.hemscott/com/nsm.do.

Copies are also available from the Secretary’s Department at 1-3 Strand, London WC2N 5EH and electronically on the NG website at:

www.nationalgrid.com.

Contact:   Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (“NG”)

7th October 2011

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 42,818 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market today, at a price of 649 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	19 Ordinary Shares

Andrew Bonfield	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,216,360 Ordinary Shares

Andrew Bonfield	498,719 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Monday, 3rd October 2011

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 30 September 2011 consisted of 3,695,423,129 ordinary shares, of which 135,908,994 had been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,514,135 shares with voting rights.

National Grid has been notified that earlier today, 27,733 shares held in Treasury were transferred to share scheme participants.  Following this change, National Grid’s registered capital from 3 October 2011 consists of 3,695,423,129 ordinary shares, of which 135,881,261 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,541,868 shares with voting rights.

The figure of 3,559,541,868 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116